Exhibit 99.1

Vision Marine Technologies Initiates First E-Motion™ Equipped Rental Operation Expansion in Florida in Partnership with Blue Water Boat Rental

Montreal, Canada — December 4, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, is excited to announce a significant expansion in Riviera Beach, Florida this month through a strategic partnership with Blue Water Boat Rental, a leader in internal combustion engine boat rentals. This move marks a key milestone in Vision Marine's strategic plan, reflecting our commitment to broaden the reach and impact of sustainable electric boating.

Strategic Location Boosting Year-Round Operations and Visitor Engagement

Our new operation in Riviera Beach, Florida, strategically positioned near the bustling Peanut Island – which drew over 9.1 million visitors in 2022 – benefits from Florida's year-round boating climate. This location, planned to open this month, not only promises continuous engagement with our rental customers but also ensures uninterrupted fleet and prototype operations throughout the year, ideal for our expansion plans and technological advancements.

E-Motion™ 180E Powertrain: A Game-Changer for Renters

A central aspect of this expansion is introducing the revolutionary E-Motion™ 180E Powertrain System to our renters, a first in Vision Marine's history. This aligns with our mission to lead the transition to electric boating, offering renters exclusive unparalleled access to this advanced technology.

"The opening of our first rental operation in Florida this month marks a significant milestone in our quest to transform the boating industry, and this is just the beginning," stated Alexandre Mongeon, CEO of Vision Marine.

"It would be an understatement to say we are excited about our partnership with Vision Marine. Many have given thought to the idea of how electric propulsion would work, but Vision Marine has actually developed and produced the technology that made this idea a reality. How cool is it that people will be able to put this exciting technology through its paces before buying their own electric outboard or boat? I knew after seeing their operations on the West Coast, as well as getting to better know the people behind the innovation, that this partnership is going to be a win-win-win situation for Blue Water, Vision Marine, and our mutual customers,” stated Mark Pollio, CEO of Blue Water Boat Rentals

Diverse and Innovative Fleet Expansion

Vision Marine is thrilled to unveil a range of popular boat brands, now outfitted with our advanced 180E E- Motion™ Powertrain. This pioneering move offers customers an array of choices, including centre console boats, bowriders, and pontoons, all enhanced with E-Motion™ technology. Alongside these, our classic models like Fantails, Volts, and Vision Pontoons will continue to feature in our fleet. Our aim is to grow our fleet to 25 diverse boats, blending high-performance E-Motion™ equipped models with our traditional offerings, thereby showcasing the unique versatility and innovation of Vision Marine.

Riviera Beach, Florida: A Hub for Sustainable Transition and Innovation

Our partnership in Riviera Beach is a testament to our dedication to eco-friendly marine practices, marking a significant shift from gas-powered to electric boats. By combining our state-of-the-art electric propulsion technology with the operational expertise of Blue Water Boat Rental, we are redefining the standards in the marine rental industry.

Furthermore, this rental operation will serve as a vital hub for showcasing the 180E E-Motion™ Powertrain to potential customers and for ongoing development and testing of this innovative technology. This approach is expected to enhance sales growth and provide invaluable feedback for the continuous improvement of our electric marine powertrain technologies.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine describes benefits of the partnership with Blue Water Boat Rental, its expansion plans, and the impact of E-Motion™ 180E equipped boats, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2023, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

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Investor and Company Contact

Bruce Nurse

(800) 871-4274

bn@v-mti.com